CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, PRC

March 7, 2013

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Charm Communications Inc.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 27, 2012

Form 6-K filed August 24, 2012

File No. 001-34701

Dear Mr. Spirgel:

On behalf of Charm Communications Inc. (the “Company”), the undersigned hereby acknowledges receipt of the letter (the “Comment Letter”), dated February 25, 2013, from the staff of the Securities and Exchange Commission (the “Staff”) containing comments to the filings referenced above.

The Company respectfully advises the Staff that it will require more than ten (10) business days to thoroughly respond to each of the Staff’s comments contained in the Comment Letter. With the Staff’s consent, the Company therefore requests an extension to respond to the Comment Letter until March 22, 2013.

Should you have any questions or concerns regarding the foregoing, please feel free to contact the undersigned at +86 10 8556 2666 or our counsel, Steven Liu of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at +86 1350 102 6342.

Sincerely,

/s/ Wei Zhou

Wei Zhou
Chief Financial Officer

cc:   Steven Liu, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP